UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD Specialized Disclosure Report

WEST PHARMACEUTICAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-8036	23-1210010
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

530 Herman O. West Drive, Exton, PA		19341-1147
(Address of principal executive offices)		(Zip Code)

Norman D. Finch, 610-594-2900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1     Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, this Specialized Disclosure Report on Form SD of West Pharmaceutical Services, Inc. is for the reporting period from January 1, 2025 to December 31, 2025. Unless the context indicates otherwise, “West,” “we,” “us,” “its” and “our” refer to West Pharmaceutical Services, Inc. and its subsidiaries.
Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. We evaluated our product lines and determined that, during 2025, we manufactured, or contracted to manufacture, products for which columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives (tantalum, tin and tungsten) (“3TGs”) are necessary to their functionality or production (“Covered Products”). Accordingly, we conducted a reasonable country of origin inquiry (“RCOI”) that West believes was reasonably designed to determine in good faith whether any of the 3TGs in the Covered Products originated in “Covered Countries”, or were from recycled or scrap sources. The “Covered Countries” for purpose of the Rule are the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola).
Information about our RCOI and the steps taken to effect due diligence on the source and chain of custody of any 3TGs in the Covered Products is included in our Conflict Minerals Report, which is filed included as an exhibit to this Form SD. In addition, our Conflict Minerals Report is publicly available through the Investors page of the company’s website, https://www.westpharma.com/investors. Information on our website does not constitute part of this document.
Forward-Looking Statements
This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report filed as an exhibit hereto, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting West. Certain matters contained herein concerning the future, including, but not limited to, risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs. All forward-looking statements are, by their nature, subject to risks, uncertainties, and other factors. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2025, entitled “Risk Factors.”
Item 1.02     Exhibit
West has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Section 2     Exhibits
Item 2.01    Exhibits
Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC.

/s/ Norman D. Finch Jr.
Norman D. Finch Jr.
Senior Vice President, General Counsel and Corporate Secretary

May 13, 2026

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.